         As filed with the Securities and Exchange Commission on October 5, 2004
                                          1933 Act Registration No. 333-_______
                                            1940 Act Registration No. 811-09763
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-4
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/
                                      and
      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 / /
                              AMENDMENT NO. 34 /X/
               Lincoln New York Account N for Variable Annuities
                           (Exact Name of Registrant)
                   Lincoln ChoicePlus Momentum Income Option
                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (Name of Depositor)
                         100 Madison Street, Suite 1860
                            Syracuse, New York 13202
              (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, Including Area Code: (260) 455-2000
                          Robert O. Sheppard, Esquire
                   Lincoln Life & Annuity Company of New York
                         100 Madison Street, Suite 1860
                               Syracuse, NY 13202
                    (Name and Address of Agent for Service)
                                    Copy to:
                           Mary Jo Ardington, Esquire
                  The Lincoln National Life Insurance Company
                           1300 South Clinton Street
                              Post Office Box 1110
                              Fort Wayne, IN 46801
                 Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of the Registration Statement.
                     Title of Securities being registered:
           Interests in a separate account under individual flexible
                  payment deferred variable annuity contracts.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

Lincoln ChoicePlus Momentum IncomeSM Option
Lincoln New York Account N
for Variable Annuities
Individual Variable Annuity Contracts
Home Office:
Lincoln Life & Annuity Company of New York
100 Madison Street, Suite 1860
Syracuse, NY 13202
www.LincolnRetirement.com
Servicing Office:
Lincoln Life & Annuity Company of New York
PO Box 7866
Fort Wayne, IN 46802-7866
1-888-868-2583
This prospectus describes the individual single premium variable annuity contract that is issued by Lincoln Life & Annuity Company of New York. It is for use with nonqualified plans and is not available for qualified plans. Generally, you do not pay federal income tax on the contract's growth until it is paid out. The contract is designed to provide retirement income for the life of the Annuitant or for an agreed upon time. These benefits may be a variable or fixed amount, if available, or a combination of both. If the Annuitant dies during the contract Access Period, we will pay a death benefit.
The minimum purchase payment for the contract is $100,000. Purchase payments may not exceed $2 million without our approval.
Except as noted below, you choose whether your account value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. If your purchase payments are in the fixed account, we guarantee your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account. Also, an interest adjustment may be applied to any withdrawal, surrender or transfer from the fixed account before the expiration date of a guaranteed period.
All purchase payments for benefits on a variable basis will be placed in
Lincoln New York Account N for Variable Annuities (variable annuity account [VAA]). The VAA is a segregated investment account of Lincoln New York. You take all the investment risk on the account value and the retirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your account value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract.
The available funds are listed below:
AllianceBernstein Variable Products Series Fund (Class B):
     AllianceBernstein Growth and Income Portfolio
     AllianceBernstein Premier Growth Portfolio
     AllianceBernstein Small Cap Value Portfolio
     AllianceBernstein Technology Portfolio
American Century Variable Products (Class II):
     American Century VP Inflation Protection Fund
American Funds Insurance SeriesSM (Class 2):
   American Funds Global Growth Fund
     American Funds Global Small Capitalization Fund
     American Funds Growth Fund
     American Funds Growth-Income Fund
     American Funds International Fund
Delaware VIP Trust (Service Class):
   Delaware VIP Diversified Income Series
   Delaware VIP Emerging Markets Series
     Delaware VIP High Yield Series
     Delaware VIP Large Cap Value Series
     Delaware VIP REIT Series
     Delaware VIP Small Cap Value Series
     Delaware VIP Trend Series
     Delaware VIP U.S. Growth Series
Fidelity (Reg. TM) Variable Insurance Products (Service Class 2):
     Fidelity (Reg. TM) VIP Contrafund Portfolio
     Fidelity (Reg. TM) VIP Equity-Income Portfolio
     Fidelity (Reg. TM) VIP Growth Portfolio
     Fidelity (Reg. TM) VIP Overseas Portfolio
Franklin Templeton Variable Insurance Products Trust (Class 2):
     FTVIPT Franklin Small Cap Fund
     FTVIPT Templeton Growth Securities Fund
Janus Aspen Series (Service Class):
     Janus Aspen Balanced Portfolio
     Janus Aspen Mid Cap Growth Portfolio
Lincoln Variable Insurance Products Trust (Service Class):
     Lincoln VIP Aggressive Growth Fund
     Lincoln VIP Bond Fund
     Lincoln VIP Capital Appreciation Fund
     Lincoln VIP Global Asset Allocation Fund
     Lincoln VIP International Fund
     Lincoln VIP Money Market Fund
     Lincoln VIP Social Awareness Fund
                                                                               1
M Fund, Inc.:
     M Funds Brandes International Equity Fund
     M Funds Business Opportunity Value Fund
     M Funds Frontier Capital Appreciation Fund
     M Funds Turner Core Growth Fund
MFS (Reg. TM) Variable Insurance TrustSM (Service Class):
     MFS (Reg. TM) VIT Capital Opportunities Series
     MFS (Reg. TM) VIT Emerging Growth Series
     MFS (Reg. TM) VIT Total Return Series
     MFS (Reg. TM) VIT Utilities Series
Neuberger Berman Advisers Management Trust:
     Neuberger Berman AMT Mid-Cap Growth Portfolio
     Neuberger Berman AMT Regency Portfolio
Scudder Investment VIT Funds (Class B):
     Scudder VIT EAFE Equity Index Fund
     Scudder VIT Equity 500 Index Fund
     Scudder VIT Small Cap Index Fund
This prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectuses for the funds that accompany this prospectus, and keep all prospectuses for future reference.
Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
More information about the contracts is in the current Statement of Additional Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: Lincoln Life & Annuity Company of New York, PO Box 7866, Fort Wayne, IN 46802-7866, or call 1-888-868-2583.
The SAI and other information about Lincoln New York and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.
___________, 2004
2
Table of Contents

Item                                                                      Page
Special terms                                                              4
Expense tables                                                             5
Summary of common questions                                                8
Lincoln Life & Annuity Company of New York                                 9
Variable annuity account (VAA)                                             9
Investments of the variable annuity account                               10
Charges and other deductions                                              14
The contracts                                                             15
 Purchase payments                                                        16
 Regular Income Payments                                                  17
 Access Period                                                            17
 Account Value                                                            18
 Transfers                                                                18
 Death benefit                                                            20
 Guaranteed Income Benefit                                                20
 Surrenders and withdrawals                                               21
 Fixed side of the contract                                               22
Federal tax matters                                                       23
Additional information                                                    26
 Voting rights                                                            26
 Return privilege                                                         27
 Other information                                                        27
 Legal proceedings                                                        27
Statement of Additional Information
Table of Contents for Lincoln New York Variable Annuity Account N         28

                                                                               3
Special terms
In this prospectus, the following terms have the indicated meanings:
Access Period - A defined period of time during which we pay variable, periodic regular income payments and provide a death benefit, and during which you may surrender the contract and make withdrawals from your Account Value.
Account or variable annuity account (VAA) - The segregated investment account, Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.
Account Value - During the Access Period, on any Valuation date the sum of the values of the variable subaccounts attributable to the contract plus the sum of the values of the fixed account attributable to the contract.
Accumulation unit - A measure used to calculate the account value for the variable side of the contract during the Access Period.
Annuitant - The person upon whose life the Regular income payments will be contingent, and upon whose life a death benefit may be paid.
Annuity unit - A measure used to calculate the amount of Regular income payments during the Lifetime income period.
Contractowner (you, your, owner) - The person or entity who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.).
Contract year - Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.
Death benefit - During the Access Period, the amount payable if the Annuitant or Secondary life dies. See The contracts - Death benefit. Lifetime income period - The period that begins after the Access Period provided the Annuitant, or in the case of a joint life payout the Annuitant or the Secondary life, is still living and the Contract has not been surrendered. Lincoln New York (we, us, our) - Lincoln Life & Annuity Company of New York. Periodic income commencement date - The Valuation date on which the initial Regular income payment under this contract is calculated, as shown in your contract.
Purchase payment - Amount paid into the contract.
Regular income payments - Variable, periodic regular income payments during the Access Period and the Lifetime Income Period for as long as an Annuitant or Secondary life is living.
Secondary life - The person upon whose life the Regular income payments will also be contingent and upon whose life a death benefit may be paid.
Subaccount - The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.
Valuation date - Each day the New York Stock Exchange (NYSE) is open for trading.
Valuation period - The period starting at the close of trading (normally 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.
4
Expense tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.
The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer account value between investment options and/or the fixed account. State premium taxes may also be deducted.
Contractowner Transaction Expenses:

  o        Transfer charge        $ 25*

* The transfer charge will not be imposed on the first 12 transfers during a contract year. We reserve the right to charge a $25 fee for the 13th and each additional transfer during any contract year, excluding automatic dollar cost averaging, portfolio rebalancing and cross reinvestment transfers.
We may apply the interest adjustment to amounts being withdrawn, surrendered or transferred from a guaranteed period account only (except for dollar cost averaging, portfolio rebalancing, cross-reinvestment service and Regular income payments). See Fixed Side of the contract.
The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.
Separate Account Annual Expenses: (as a percentage of average daily net assets in the subaccounts):

                                                  Without Guaranteed        With Guaranteed
                                                  Income Benefit            Income Benefit
                                                  --------------------      ----------------
o        Mortality and expense risk charge               0.85%                   1.35%
o        Administrative charge                           0.15%                   0.15%
                                                         ----                     ----
o        Total annual charge for each
         subaccount                                      1.00%                   1.50%

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2003. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

                                                      Minimum        Maximum
                                                     ---------      --------
Total Annual Fund Operating Expenses
(expenses that are deducted from fund assets,
including management fees, distribution and/or
service (12b-1) fees, and other expenses):           0.55%          1.89%
Net Total Annual Fund Operating Expenses
(after contractual waivers/reimbursements*):         0.55%          1.75%

* Several of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund fees and expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2005.
                                                                               5
The following table shows the expenses charged by each fund for the year ended December 31, 2003:
(as a percentage of each fund's average net assets):

                                                                               Management
                                                                              Fees (before
                                                                              any waivers/
                                                                             reimbursements)      +
AllianceBernstein Growth and Income Portfolio (class B) (1)                  0.63        %
AllianceBernstein Premier Growth Portfolio (class B) (1)                     1.00
AllianceBernstein Small Cap Value Portfolio (class B) (1)                    1.00
AllianceBernstein Technology Portfolio (class B) (1)                         1.00
American Century VP II Inflation Protection (Class II)                       0.50
American Funds Global Growth Fund (class 2)                                  0.66
American Funds Global Small Capitalization Fund (class 2)                    0.80
American Funds Growth Fund (class 2)                                         0.37
American Funds Growth-Income Fund (class 2)                                  0.33
American Funds International Fund (class 2)                                  0.57
Delaware VIP Diversified Income Series(Service Class) (4)                    0.65
Delaware VIP Emerging Markets Series(Service Class) (5)                      1.25
Delaware VIP High Yield Series (Service class) (2)                           0.65
Delaware VIP Value Series (Service class) (2)                                0.65
Delaware VIP REIT Series (Service class) (3)                                 0.75
Delaware VIP Small Cap Value Series (Service class) (3)                      0.75
Delaware VIP Trend Series (Service class) (3)                                0.75
Delaware VIP U.S. Growth Series (Service class) (2)                          0.65
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service class 2)                0.58
Fidelity (Reg. TM) VIP Equity-Income Portfolio (Service class 2)             0.48
Fidelity (Reg. TM) VIP Growth Portfolio (Service class 2)                    0.58
Fidelity (Reg. TM) VIP Overseas Portfolio (Service class 2)                  0.73
FTVIPT Franklin Small Cap Fund (class 2) (6)                                 0.51
FTVIPT Templeton Growth Securities Fund (class 2)                            0.81
Janus Aspen Mid Cap Growth Portfolio (Service class)                         0.65
Janus Aspen Balanced Portfolio (Service class)                               0.65
Lincoln VIP Aggressive Growth Fund (Service class)                           0.74
Lincoln VIP Bond Fund (Service class)                                        0.37
Lincoln VIP Capital Appreciation Fund (Service class)                        0.73
Lincoln VIP Global Asset Allocation Fund (Service class)                     0.74
Lincoln VIP International Fund (Service class)                               0.85
Lincoln VIP Money Market Fund (Service class)                                0.42
Lincoln VIP Social Awareness Fund (Service class)                            0.36
M Funds Brandes International Equity Fund (7)                                0.72
M Funds Business Opportunity Value Fund (7)                                  0.65
M Funds Turner Core Growth Fund (7)                                          0.45
M Funds Frontier Capital Appreciation Fund (7)                               0.90
MFS (Reg. TM) VIT Capital Opportunities Series (Service class) (8)(9)        0.75
MFS (Reg. TM) VIT Trust Emerging Growth Series (Service class) (9)           0.75
MFS (Reg. TM) VIT Trust Total Return Series (Service class)(9)               0.75
MFS (Reg. TM) VIT Trust Utilities Series (Service class) (9)                 0.75
Neuberger Berman AMT Mid-Cap Growth Portfolio                                0.84
                                                                               12b-1 Fees                  Other Expenses
                                                                               (before any                   (before any
                                                                                waivers/                      waivers/
                                                                             reimbursements)      +        reimbursements)
AllianceBernstein Growth and Income Portfolio (class B) (1)                  0.25        %                 0.03        %
AllianceBernstein Premier Growth Portfolio (class B) (1)                     0.25                          0.05
AllianceBernstein Small Cap Value Portfolio (class B) (1)                    0.25                          0.28
AllianceBernstein Technology Portfolio (class B) (1)                         0.25                          0.12
American Century VP II Inflation Protection (Class II)                       0.25                          0.01
American Funds Global Growth Fund (class 2)                                  0.25                          0.04
American Funds Global Small Capitalization Fund (class 2)                    0.25                          0.03
American Funds Growth Fund (class 2)                                         0.25                          0.02
American Funds Growth-Income Fund (class 2)                                  0.25                          0.01
American Funds International Fund (class 2)                                  0.25                          0.06
Delaware VIP Diversified Income Series(Service Class) (4)                    0.30                          0.94
Delaware VIP Emerging Markets Series(Service Class) (5)                      0.30                          0.33
Delaware VIP High Yield Series (Service class) (2)                           0.30                          0.12
Delaware VIP Value Series (Service class) (2)                                0.30                          0.10
Delaware VIP REIT Series (Service class) (3)                                 0.30                          0.11
Delaware VIP Small Cap Value Series (Service class) (3)                      0.30                          0.11
Delaware VIP Trend Series (Service class) (3)                                0.30                          0.09
Delaware VIP U.S. Growth Series (Service class) (2)                          0.30                          0.10
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service class 2)                0.25                          0.10
Fidelity (Reg. TM) VIP Equity-Income Portfolio (Service class 2)             0.25                          0.09
Fidelity (Reg. TM) VIP Growth Portfolio (Service class 2)                    0.25                          0.09
Fidelity (Reg. TM) VIP Overseas Portfolio (Service class 2)                  0.25                          0.18
FTVIPT Franklin Small Cap Fund (class 2) (6)                                 0.25                          0.29
FTVIPT Templeton Growth Securities Fund (class 2)                            0.25                          0.07
Janus Aspen Mid Cap Growth Portfolio (Service class)                         0.25                          0.02
Janus Aspen Balanced Portfolio (Service class)                               0.25                          0.02
Lincoln VIP Aggressive Growth Fund (Service class)                           0.25                          0.12
Lincoln VIP Bond Fund (Service class)                                        0.25                          0.07
Lincoln VIP Capital Appreciation Fund (Service class)                        0.25                          0.08
Lincoln VIP Global Asset Allocation Fund (Service class)                     0.25                          0.30
Lincoln VIP International Fund (Service class)                               0.25                          0.16
Lincoln VIP Money Market Fund (Service class)                                0.25                          0.11
Lincoln VIP Social Awareness Fund (Service class)                            0.25                          0.07
M Funds Brandes International Equity Fund (7)                                0.00                          0.25
M Funds Business Opportunity Value Fund (7)                                  0.00                          0.88
M Funds Turner Core Growth Fund (7)                                          0.00                          0.27
M Funds Frontier Capital Appreciation Fund (7)                               0.00                          0.21
MFS (Reg. TM) VIT Capital Opportunities Series (Service class) (8)(9)        0.25                          0.19
MFS (Reg. TM) VIT Trust Emerging Growth Series (Service class) (9)           0.25                          0.12
MFS (Reg. TM) VIT Trust Total Return Series (Service class)(9)               0.25                          0.09
MFS (Reg. TM) VIT Trust Utilities Series (Service class) (9)                 0.25                          0.17
Neuberger Berman AMT Mid-Cap Growth Portfolio                                0.00                          0.05
                                                                                      Total Expenses
                                                                                        (before any
                                                                                         waivers/
                                                                             =        reimbursements)
AllianceBernstein Growth and Income Portfolio (class B) (1)                           0.91        %
AllianceBernstein Premier Growth Portfolio (class B) (1)                              1.30
AllianceBernstein Small Cap Value Portfolio (class B) (1)                             1.53
AllianceBernstein Technology Portfolio (class B) (1)                                  1.37
American Century VP II Inflation Protection (Class II)                                0.76
American Funds Global Growth Fund (class 2)                                           0.95
American Funds Global Small Capitalization Fund (class 2)                             1.08
American Funds Growth Fund (class 2)                                                  0.64
American Funds Growth-Income Fund (class 2)                                           0.59
American Funds International Fund (class 2)                                           0.88
Delaware VIP Diversified Income Series(Service Class) (4)                             1.89
Delaware VIP Emerging Markets Series(Service Class) (5)                               1.88
Delaware VIP High Yield Series (Service class) (2)                                    1.07
Delaware VIP Value Series (Service class) (2)                                         1.05
Delaware VIP REIT Series (Service class) (3)                                          1.16
Delaware VIP Small Cap Value Series (Service class) (3)                               1.16
Delaware VIP Trend Series (Service class) (3)                                         1.14
Delaware VIP U.S. Growth Series (Service class) (2)                                   1.05
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service class 2)                         0.93
Fidelity (Reg. TM) VIP Equity-Income Portfolio (Service class 2)                      0.82
Fidelity (Reg. TM) VIP Growth Portfolio (Service class 2)                             0.92
Fidelity (Reg. TM) VIP Overseas Portfolio (Service class 2)                           1.16
FTVIPT Franklin Small Cap Fund (class 2) (6)                                          1.05
FTVIPT Templeton Growth Securities Fund (class 2)                                     1.13
Janus Aspen Mid Cap Growth Portfolio (Service class)                                  0.92
Janus Aspen Balanced Portfolio (Service class)                                        0.92
Lincoln VIP Aggressive Growth Fund (Service class)                                    1.11
Lincoln VIP Bond Fund (Service class)                                                 0.69
Lincoln VIP Capital Appreciation Fund (Service class)                                 1.06
Lincoln VIP Global Asset Allocation Fund (Service class)                              1.29
Lincoln VIP International Fund (Service class)                                        1.26
Lincoln VIP Money Market Fund (Service class)                                         0.78
Lincoln VIP Social Awareness Fund (Service class)                                     0.68
M Funds Brandes International Equity Fund (7)                                         0.97
M Funds Business Opportunity Value Fund (7)                                           1.53
M Funds Turner Core Growth Fund (7)                                                   0.72
M Funds Frontier Capital Appreciation Fund (7)                                        1.11
MFS (Reg. TM) VIT Capital Opportunities Series (Service class) (8)(9)                 1.19
MFS (Reg. TM) VIT Trust Emerging Growth Series (Service class) (9)                    1.12
MFS (Reg. TM) VIT Trust Total Return Series (Service class)(9)                        1.09
MFS (Reg. TM) VIT Trust Utilities Series (Service class) (9)                          1.17
Neuberger Berman AMT Mid-Cap Growth Portfolio                                         0.89
                                                                                                      Total Expenses
                                                                                    Total                 (after
                                                                                 Contractual           Contractual
                                                                                  waivers/               waivers/
                                                                               reimbursements         reimbursements
                                                                                  (if any)                  s)
AllianceBernstein Growth and Income Portfolio (class B) (1)
AllianceBernstein Premier Growth Portfolio (class B) (1)
AllianceBernstein Small Cap Value Portfolio (class B) (1)
AllianceBernstein Technology Portfolio (class B) (1)
American Century VP II Inflation Protection (Class II)
American Funds Global Growth Fund (class 2)
American Funds Global Small Capitalization Fund (class 2)
American Funds Growth Fund (class 2)
American Funds Growth-Income Fund (class 2)
American Funds International Fund (class 2)
Delaware VIP Diversified Income Series(Service Class) (4)                    (0.84)          %        1.05        %
Delaware VIP Emerging Markets Series(Service Class) (5)                      (0.13)                   1.75
Delaware VIP High Yield Series (Service class) (2)                           (0.05)                   1.02
Delaware VIP Value Series (Service class) (2)                                (0.05)                   1.00
Delaware VIP REIT Series (Service class) (3)                                 (0.05)                   1.11
Delaware VIP Small Cap Value Series (Service class) (3)                      (0.05)                   1.11
Delaware VIP Trend Series (Service class) (3)                                (0.05)                   1.09
Delaware VIP U.S. Growth Series (Service class) (2)                          (0.05)                   1.00
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service class 2)
Fidelity (Reg. TM) VIP Equity-Income Portfolio (Service class 2)
Fidelity (Reg. TM) VIP Growth Portfolio (Service class 2)
Fidelity (Reg. TM) VIP Overseas Portfolio (Service class 2)
FTVIPT Franklin Small Cap Fund (class 2) (6)                                 (0.04)                   1.01
FTVIPT Templeton Growth Securities Fund (class 2)
Janus Aspen Mid Cap Growth Portfolio (Service class)
Janus Aspen Balanced Portfolio (Service class)
Lincoln VIP Aggressive Growth Fund (Service class)
Lincoln VIP Bond Fund (Service class)
Lincoln VIP Capital Appreciation Fund (Service class)
Lincoln VIP Global Asset Allocation Fund (Service class)
Lincoln VIP International Fund (Service class)
Lincoln VIP Money Market Fund (Service class)
Lincoln VIP Social Awareness Fund (Service class)
M Funds Brandes International Equity Fund (7)
M Funds Business Opportunity Value Fund (7)                                  (0.63)                   0.90
M Funds Turner Core Growth Fund (7)                                          (0.02)                   0.70
M Funds Frontier Capital Appreciation Fund (7)
MFS (Reg. TM) VIT Capital Opportunities Series (Service class) (8)(9)        (0.04)                   1.15
MFS (Reg. TM) VIT Trust Emerging Growth Series (Service class) (9)
MFS (Reg. TM) VIT Trust Total Return Series (Service class)(9)
MFS (Reg. TM) VIT Trust Utilities Series (Service class) (9)
Neuberger Berman AMT Mid-Cap Growth Portfolio

6

                                                           Management                    12b-1 Fees
                                                          Fees (before                   (before any
                                                          any waivers/                    waivers/
                                                         reimbursements)      +        reimbursements)
Neuberger Berman AMT Regency Portfolio                   0.85        %                 0.00        %
Scudder VIT EAFE Equity Index Fund (class B) (10)        0.45                          0.25
Scudder VIT Equity 500 Index Fund (class B) (11)         0.20                          0.25
Scudder VIT Small Cap Index Fund (class B) (12)          0.35                          0.25
                                                                  Other Expenses                Total Expenses
                                                                    (before any                   (before any
                                                                     waivers/                      waivers/
                                                         +        reimbursements)      =        reimbursements)
Neuberger Berman AMT Regency Portfolio                            0.32        %                 1.17        %
Scudder VIT EAFE Equity Index Fund (class B) (10)                 0.67                          1.37
Scudder VIT Equity 500 Index Fund (class B) (11)                  0.10                          0.55
Scudder VIT Small Cap Index Fund (class B) (12)                   0.27                          0.87
                                                                                  Total Expenses
                                                                Total                 (after
                                                             Contractual           Contractual
                                                              waivers/               waivers/
                                                           reimbursements         reimbursements
                                                              (if any)                  s)
Neuberger Berman AMT Regency Portfolio
Scudder VIT EAFE Equity Index Fund (class B) (10)        (0.47)          %        0.90        %
Scudder VIT Equity 500 Index Fund (class B) (11)
Scudder VIT Small Cap Index Fund (class B) (12)          (0.17)                   0.70

(1) Total expenses do not reflect Alliance's waiver of a portion of its advisory fee. This waiver is effective as of January 1, 2004 and the fee reduction is expected to continue for a period of at least five years. The advisory fees after waiver for each Portfolio and, after giving effect to the advisory fee waiver, total expenses are as follows: VP Growth and Income (0.55%, 0.83%); VP Premier Growth (0.75%, 1.05%); VP Small Cap
     Value (0.75%, 1.28%); VP Technology (0.75%, 1.12%).
(2) For the period May 1, 2002 through April 30, 2004, the adviser contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and 12b-1 fees) would not exceed 0.80%. Effective May 1, 2004 through April 30, 2005, the adviser has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and 12b-1 fees) will not exceed 0.80%. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2004 through April 30, 2005, Delaware Distributors, L.P. has contracted to limit the Service
     Class shares 12b-1 fee to no more than 0.25%.
(3) For the period May 1, 2002 through April 30, 2004, the adviser contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and 12b-1 fees) would not exceed 0.95%. Effective May 1, 2004 through April 30, 2005, the adviser has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and 12b-1 fees) will not exceed 0.95%. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2004 through April 30, 2005, Delaware Distributors, L.P. has contracted to limit the Service
     Class shares 12b-1 fee to no more than 0.25%.
(4) For the period May 1, 2002 through April 30, 2004, the adviser contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and 12b-1 fees) would not exceed 1.59%. Effective May 1, 2004 through April 30, 2005, the adviser has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and 12b-1 fees) will not exceed 0.80%. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2004 through April 30, 2005, Delaware Distributors, L.P. has contracted to limit the Service
     Class shares 12b-1 fee to no more than 0.25%.
(5) For the period May 1, 2002 through April 30, 2004, the adviser contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and 12b-1 fees) would not exceed 1.50%. Effective May 1, 2004 through April 30, 2005, the adviser has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and 12b-1 fees) will not exceed 1.50%. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2004 through April 30, 2005, Delaware Distributors, L.P. has contracted to limit the Service
     Class shares 12b-1 fee to no more than 0.25%.
(6) The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund for cash management. This arrangement will continue for as long as the Fund invests in the Money Fund.
(7) For the period from May 1, 2004 to April 30, 2005, the Adviser has contractually agreed to reimburse the Fund for any expenses (other than advisory fees, brokerage or other portfolio transaction expenses or expenses for litigation, indemnification, taxes or other extraordinary expenses) to the extent that such expenses exceed 0.25% of the Fund's annualized average daily net assets. Fees and expenses shown are for the year ended December 31, 2003. Future fees and expenses may be different.
(8) MFS has contractually agreed, subject to reimbursement to bear the series' expenses such that "Other Expenses" (after taking into account the expense offset and brokerage arrangements described in Footnote 9), do not exceed 0.15% annually. This contractual arrangements may not be changed without approval of the Board of Trustees which oversees the series. The reimbursement agreement will terminate on the earlier of December 31, 2004 or such date as all expenses previously borne by MFS under the agreement have been paid by the series.
(9) Each series has a voluntary expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. This arrangement can be discontinued at anytime. "Other Expenses" do not take into account these fee reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Total Expenses" would be lower for each series and would equal 1.11% Emerging Growth and 1.16% Utilities. There were no fee reductions for the Capital Opportunities and Total Return Series.
(10) Pursuant to their respective agreements with Scudder VIT Funds, the manager, the underwriter and the accounting agent have contractually agreed for the one year period commencing on May 1, 2004 to limit their respective fees and to reimburse other expenses to the extent necessary to limit total expenses to 0.90%.
(11) Pursuant to their respective agreements with Scudder VIT Funds, the manager, the underwriter and the accounting agent have contractually agreed for the one year period commencing on May 1, 2004 to limit their respective fees and to reimburse other expenses to the extent necessary to limit total expenses to 0.55%.
(12) Pursuant to their respective agreements with Scudder VIT Funds, the manager, the underwriter and the accounting agent have contractually agreed for the one year period commencing on May 1, 2004 to limit their respective fees and to reimburse other expenses to the extent necessary to limit total expenses to 0.70%.
For information concerning compensation paid for the sale of the contracts, see Distribution of the contracts.
                                                                               7
EXAMPLES
This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.
The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the Guaranteed Income Benefit is in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
1) If you surrender your contract at the end of the applicable time period:

 1 year        3 years        5 years        10 years
--------      ---------      ---------      ---------
   $342        $1,042         $1,765         $3,676

2) If you do not surrender your contract at the end of the applicable time period:

 1 year        3 years        5 years        10 years
--------      ---------      ---------      ---------
   $342        $1,042         $1,765         $3,676

For more information, see Charges and other deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.
Summary of common questions
What kind of contract am I buying? It is an individual variable and/or interest adjusted, if applicable, annuity contract between you and Lincoln New York. This prospectus primarily describes the variable side of the contract. The contract combines variable Regular income payments for life with the ability to make withdrawals during the Access Period. See The contracts.
What is the variable annuity account (VAA)? It is a separate account we established under New York insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable annuity account.
What are my investment choices? Based upon your instruction for purchase payments, the VAA applies your purchase payments to buy shares in one or more of the investment options. See Investments of the variable annuity account - Description of the funds.
Who invests my money? Several different investment advisers manage the investment options. See Investments of the variable annuity account - Description of the funds.
How does the contract work? If we approve your application, we will send you a contract. When you purchase the contract you buy accumulation units. At the end of the Access Period your accumulation units are converted to annuity units. Your Regular income payments will be based on the number of accumulation units or annuity units you have and the value of each unit on payout days. See The contracts. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.
What charges do I pay under the contract? We will deduct any applicable premium tax from purchase payments or account value at the time the tax is incurred or at another time we choose.
We apply a charge to the daily net asset value of the VAA and those charges are:

                                                  Without Guaranteed        With Guaranteed
                                                  Income Benefit            Income Benefit
                                                  --------------------      ----------------
o        Mortality and expense risk charge               0.85%                   1.35%
o        Administrative charge                           0.15%                   0.15%
                                                         ----                     ----
o        Total annual charge for each
         subaccount                                      1.00%                   1.50%

See Charges and other deductions.
The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.
8
The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment, if applicable. See Fixed side of the contract.
For information about the compensation we pay for sales of contracts, see The contracts - Distribution of the contracts.
What purchase payments do I make? The minimum initial purchase payment for the contract is $100,000. After the effective date of the contract, additional purchase payments cannot be accepted.
What is the Guaranteed Income Benefit? It is an additional option which guarantees that your Regular income payments will never be less than the guaranteed amount shown in your contract adjusted for withdrawals, regardless of the actual investment performance of your contract.
What happens if the Annuitant or Secondary life dies before the end of the Access Period? You may elect to receive death benefit proceeds or continue receiving Regular income payments. See The contracts - Death benefit.
May I transfer account value between variable options and between the variable and fixed sides of the contract? Yes, subject to currently effective restrictions. For example, transfers made during the Access Period are generally restricted to no more than twelve (12) per contract year. If permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. See The contracts - Transfers during the Access Period and Transfers in the Lifetime Income Period.
May I surrender the contract or make a withdrawal? Yes, during the Access Period, subject to contract requirements. A portion of surrender or withdrawal proceeds may be taxable. See Federal tax matters.
Do I get a free look at this contract? Yes. You can cancel the contract within ten days of the date you first receive the contract. You need to return the contract, postage prepaid, to our Servicing office. In most states you assume the risk of any market drop on purchase payments you allocate to the variable side of the contract. See Return privilege.
Condensed financial information
Because this contract was not available as of December 31, 2003, accumulation unit values are not included in this prospectus or in the SAI.
Investment results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The money market subaccount's yield is based upon investment performance over a 7-day period, which is then annualized.
During extended periods of low interest rates, the yields of any subaccount investing in a money market fund may also become extremely low and possibly negative.
The money market yield figure and annual performance of the subaccounts are based on past performance and do not indicate or represent future performance. Financial statements
The financial statements of the VAA and for us are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-888-868-2583.
Lincoln Life & Annuity Company of New York
Lincoln New York is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln New York is a subsidiary of The Lincoln National Life
Insurance Company (Lincoln Life). Lincoln Life is an Indiana-domiciled insurance corporation, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana.
Variable annuity account (VAA)
On March 11, 1999, the VAA was established as an insurance company separate account under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act).
The SEC does not supervise
                                                                               9
the VAA or Lincoln New York. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln New
York. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.
The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their subaccounts, and they offer different benefits.
Investments of the variable annuity account
You decide the subaccount(s) to which you allocate purchase payments. There is a separate subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.
Investment Advisers
As compensation for its services to the fund, the investment adviser receives a fee from the fund which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined in the prospectus for the fund.
With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may compensate us (or an affiliate) for administrative, distribution, or other services. We also may receive 12b-1 fees from funds. Some funds may compensate us significantly more than other funds and the amount we receive may be substantial. It is anticipated that such compensation will be based on assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). As of the date of this prospectus, we were receiving compensation from each fund company.
Description of the funds
Each of the subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.
Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.
Following are brief summaries of the fund description. More detailed information may be obtained from the current prospectus for the fund which accompanies this booklet. You should read each fund prospectus carefully before investing. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

 FUND NAME                      FUND DESCRIPTION                     MANAGER
AllianceBernstein              Growth and Income                    Alliance Capital
Growth and Income                                                   Management, L.P.
Portfolio
 AllianceBernstein              Capital Appreciation                 Alliance Capital
Premier Growth                                                      Management, L.P.
Portfolio
AllianceBernstein Small        Long-term growth                     Alliance Capital
Cap Value Portfolio                                                 Management, L.P.
 AllianceBernstein              Maximum capital appreciation         Alliance Capital
Technology Portfolio                                                Management, L.P.

10

 FUND NAME                               FUND DESCRIPTION                       MANAGER
American Century VP                     Inflation Protection                   American Century
Inflation Protection
 American Funds Global                   Long-term growth                       Capital Research and
Growth                                                                         Management Company
American Funds Global                   Long-term growth                       Capital Research and
Small Capitalization                                                           Management Company
Fund
 American Funds Growth                   Long-term growth                       Capital Research and
Fund                                                                           Management Company
American Funds                          Growth and income                      Capital Research and
Growth-Income Fund                                                             Management Company
 American Funds                          Long-term Growth                       Capital Research and
International Fund                                                             Management Company
Delaware VIP                            Total Return                           Delaware Management
Diversified Income                                                             Company
Series
 Delaware VIP Emerging                   Capital Appreciation                   Delaware Management
Markets Series                                                                 Company
Delaware VIP High Yield                 Capital Appreciation                   Delaware Management
Series                                                                         Company
 Delaware VIP Value                      Long-term Capital Appreciation         Delaware Management
Series                                                                         Company
Delaware VIP REIT                       Total Return                           Delaware Management
Series                                                                         Company
 Delaware VIP Small Cap                  Capital Appreciation                   Delaware Management
Value Series                                                                   Company
Delaware VIP Trend                      Capital Appreciation                   Delaware Management
Series                                                                         Company
 Delaware VIP U.S.                       Capital Appreciation                   Delaware Management
Growth Series                                                                  Company
Fidelity (Reg. TM) VIP                  Long-term capital appreciation.        Fidelity Management
Contrafund (Reg. TM) Portfolio                                                 and Research Company
 Fidelity (Reg. TM) VIP                  Reasonable Income                      Fidelity Management
Equity-Income Portfolio                                                        and Research Company
Fidelity (Reg. TM) VIP Growth           Capital appreciation.                  Fidelity Management
Portfolio                                                                      and Research Company
 Fidelity (Reg. TM) VIP Overseas         Long-term growth                       Fidelity Management
Portfolio                                                                      and Research Company

                                                                              11

 FUND NAME                     FUND DESCRIPTION                           MANAGER
FTVIPT Franklin Small         Long-term growth                           Franklin Advisers, Inc.
Cap Fund
 FTVIPT Templeton              Long-term growth                           Templeton Global
Growth Securities Fund                                                   Advisors Limited
Janus Aspen Balanced          Long-term growth and current income        Janus Capital
Portfolio                                                                Management LLC
 Janus Aspen Mid Cap           Long-term growth                           Janus Capital
Growth Portfolio                                                         Management LLC
Lincoln VIP Aggressive        Maximum capital appreciation               Delaware Management
Growth Fund                                                              Company Sub-advised
                                                                         by T. Rowe Price
                                                                         Associates, Inc.
 Lincoln VIP Bond Fund         Current Income                             Delaware Management
                                                                         Company
Lincoln VIP Capital           Long-term growth                           Delaware Management
Appreciation Fund                                                        Company Sub-advised
                                                                         by Janus Capital
                                                                         Management LLC
 Lincoln VIP Global            Total Return                               Delaware Management
Asset Allocation Fund                                                    Company Sub-advised
                                                                         by UBS Global Asset
                                                                         Management
Lincoln VIP                   Capital appreciation                       Delaware Management
International Fund                                                       Company Sub-advised
                                                                         by Delaware
                                                                         International Advisers
                                                                         Ltd
 Lincoln VIP Money             Preservation of Capital                    Delaware Management
Market Fund                                                              Company
Lincoln VIP Social            Capital appreciation                       Delaware Management
Awareness Fund                                                           Company
 M Funds Brandes               Long-term growth                           M Financial Investment
International Equity                                                     Advisers, Inc.
Fund                                                                     Sub-advised by Brandes
                                                                         Investment Partners,
                                                                         LLC
M Funds Business              Long-term growth                           M Financial Investment
Opportunity Value Fund                                                   Advisers, Inc.
                                                                         Sub-advised by Iridian
                                                                         Asset Management LLC

12

 FUND NAME                             FUND DESCRIPTION                       MANAGER
M Funds Turner Core                   Long-term growth                       M Financial Investment
Growth Fund                                                                  Advisers, Inc.
                                                                             Sub-advised by Turner
                                                                             Investment Partners,
                                                                             Inc.
 M Funds Frontier                      Long-term capital appreciation         M Financial Investment
Capital Appreciation                                                         Advisers, Inc.
Fund                                                                         Sub-advised by Frontier
                                                                             Capital Management
                                                                             Co., LLC
MFS (Reg. TM) VIT Capital             Capital appreciation.                  Massachusetts Financial
Opportunities Series                                                         Services Company
 MFS (Reg. TM) VIT Emerging            Long-term growth                       Massachusetts Financial
Growth Series                                                                Services Company
MFS (Reg. TM) VIT Total Return        Income and Growth                      Massachusetts Financial
Series                                                                       Services Company
 MFS (Reg. TM) VIT Utilities           Growth and Income                      Massachusetts Financial
Series                                                                       Services Company
Neuberger Berman AMT                  Capital appreciation                   Neuberger Berman
Mid-Cap Growth                                                               Management, Inc.
Portfolio
 Neuberger Berman AMT                  Long-term growth                       Neuberger Berman
Regency Portfolio                                                            Management, Inc.
Scudder VIT EAFE                      Capital appreciation                   Deutsche Asset
Equity Index Fund                                                            Management Inc.
 Scudder VIT Equity 500                Capital appreciation                   Deutsche Asset
Index Fund                                                                   Management Inc.
Scudder VIT Small Cap                 Capital appreciation                   Deutsche Asset
Index Fund                                                                   Management Inc.

Fund shares
We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.
Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.
When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.
The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any
                                                                              13
disadvantage to contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.
Reinvestment of dividends and capital gain distributions
All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.
Addition, deletion or substitution of investments
We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all contract owners or only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners. Substitutions may be made with respect to existing investments. We may close subaccounts to allocations of account value at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts.
Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion.
We also may:
 o remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;
 o transfer assets supporting the contracts from one subaccount to another or from the VAA to another separate account;
 o combine the VAA with other separate accounts and/or create new separate accounts;
 o deregister the VAA under the 1940 Act; and
 o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.
We may modify the provisions of the contracts to reflect changes to the subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.
Charges and other deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.
Our administrative services include:
 o processing applications for and issuing the contracts;
 o processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment and portfolio rebalancing - See Additional services and the SAI for more information on these programs);
 o maintaining records;
 o administering annuity payouts;
 o furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values);
 o reconciling and depositing cash receipts;
 o providing contract confirmations;
 o providing toll-free inquiry services; and
 o furnishing telephone and electronic fund transfer services.
The risks we assume include:
 o the risk that annuitants receiving annuity payouts under contracts live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); and
 o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).
The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.
14
Deductions from the VAA
We deduct from the VAA an amount, computed daily, which is equal to an annual rate of:

                                                  Without Guaranteed        With Guaranteed
                                                  Income Benefit            Income Benefit
                                                  --------------------      ----------------
o        Mortality and expense risk charge               0.85%                   1.35%
o        Administrative charge                           0.15%                   0.15%
                                                         ----                     ----
o        Total annual charge for each
         subaccount                                      1.00%                   1.50%

Rider charges
A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement.
Deductions for premium taxes
Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the account value when incurred, or at another time of our choosing.
The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from zero to 5.0%.
Other charges and deductions
The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment if applicable. See Fixed side of the contract.
There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds. Additional information
The charges described previously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with
 o the use of mass enrollment procedures,
 o the performance of administrative or sales functions by the employer,
 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
 o any other circumstances which reduce distribution or administrative expenses.
The exact amount of charges and fees applicable to a particular contract will be stated in that contract.
The contracts
Purchase of contracts
If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See
Distribution of the contracts.
When a completed application and all other information necessary for processing a purchase order is received at our Servicing office, an initial purchase payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial purchase payment to your agent, we will not begin processing your purchase order until we receive the application and initial purchase payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is complete, we will allocate your initial purchase payment within two business days.
                                                                              15
Who can invest
To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the nonqualified plans for which the contracts are designed. At the time of issue, the contractowner, joint owner and annuitant must be under age 91. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.
If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-sheltered growth.
Replacement of existing insurance
Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase the contract described in this prospectus. Surrender charges may be imposed on your existing contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.
Purchase payments
The minimum Purchase payment for the contract is $100,000. Additional Purchase payments are not permitted.
Valuation date
Accumulation and annuity units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.
Allocation of purchase payments
Purchase payments allocated to the variable account are placed into the VAA's subaccounts, each of which invests in shares of the class of its corresponding fund, according to your instructions. You may also allocate purchase payments in the fixed subaccount, if available.
The minimum amount of any purchase payment which can be put into any one subaccount is $20. The minimum amount of any purchase payment which can be put into a fixed account guaranteed period is $2,000, subject to state approval. Upon allocation to a subaccount, purchase payments are converted into accumulation units. The number of accumulation units credited is determined by dividing the amount allocated to each subaccount by the value of an accumulation unit for that subaccount on the valuation date on which the purchase payment is received at our Servicing office if received before 4:00 p.m., New York time. If the purchase payment is received at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. If you submit your purchase payment to your agent, we will not begin processing the purchase payment until we receive it from your agent's broker-dealer. The number of accumulation units determined in this way is not impacted by any subsequent change in the value of an accumulation unit.
However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.
Valuation of accumulation units
Purchase payments allocated to the VAA are converted into accumulation units. This is done by dividing the amount allocated by the value of an accumulation unit for the valuation period during which the purchase payments are allocated to the VAA. The accumulation unit value for each subaccount was or will be established at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. Accumulation unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The accumulation unit value for a subaccount for a later valuation period is determined as follows:
1. The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valuation period; minus
2. The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and
3. The result is divided by the number of subaccount units outstanding at the beginning of the valuation period.
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The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period. Contracts with different features have different daily charges, and therefore, will have different corresponding accumulation unit values on any given day.
In certain circumstances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the
Net Investment Factor method. We will achieve substantially the same result using either method.
Valuation of annuity units
The annuity unit value for any Valuation period for any variable subaccount is determined by multiplying the annuity unit value for the immediately preceding Valuation period by 'A' divided by 'B', where:
'A' is a variable subaccount's accumulation unit value as of the end of the current valuation period divided by the accumulation unit value of the same variable subaccount as of the end of the immediately preceding valuation period; and
'B' is the daily factor raised to a power equal to the number of days in the current valuation period, where the daily factor is equal to (1+ assumed interest rate) raised to the power of 1/365.
Regular Income Payments
This contract provides for variable, periodic regular income payments during the Access Period and the Lifetime income period for as long as an Annuitant or Secondary life is living. We determine the initial regular income payment based in part on the assumed interest rate you choose. Assumed interest rates of 3%, 4% or 5% may be available. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. You cannot change the assumed interest rate after the contract effective date.
You may also elect to have regular income payments recalculated only once each year rather than recalculated at the time of each payment. This results in level regular income payments between recalculation dates. If you choose this option, it cannot be changed. You can choose the frequency of payments, however, the payment frequency may not be changed after the contract effective date. If you do not chose a payment frequency, the default is a monthly frequency. Regular income payments are not subject to any applicable interest adjustments. For information regarding income tax consequences of regular income payments, please refer to Federal tax matters - Taxation of annuity payouts.
The initial Regular income payment will be determined using several factors, including:
 o The greater of the purchase payment or account value on the Periodic income commencement date, less applicable premium taxes;
 o The sex and age of the Annuitant and Secondary life;
 o The Access Period selected;
 o The frequency of the regular income payments; and
 o The Assumed interest rate you selected.
During the Access Period, subsequent regular income payments will be adjusted periodically with the performance of the subaccounts selected and the interest credited on the fixed account. For example, if net investment performance for the year is 3% higher (annualized) than the assumed rate, the regular income payment for the next year will increase by approximately 3%. Conversely, if actual net investment performance is 3% lower than the assumed rate, the regular income payment will decrease by approximately 3%.
The amount of the initial regular income payment from the variable subaccounts during the Lifetime income period will be based on the account value at the end of the Access Period. To determine subsequent regular income payments, the contract is credited with a fixed number of annuity units equal to the first regular income payment divided by the annuity unit value. Subsequent regular income payments are determined by multiplying the number of annuity units per subaccount by the annuity unit value. Your regular income payments will vary based on the value of your annuity units. If your regular income payments are adjusted on an annual basis, the total of the annual payment is transferred to Lincoln Life's general account to be paid out based on the payment mode you selected. Further information on the calculation of regular income payments is contained in the Statement of Additional Information.
Access Period
You select the Access Period, which begins on the Periodic income commencement date. We will establish the minimum (currently 5 years) and maximum Access Periods at the time you purchase the contract. Generally, shorter Access
Periods will produce a higher initial Regular income payment than longer Access Periods. You may not change the length of the Access Period after the contract effective date. During the Access Period, you may request a withdrawal from your Account Value. See Surrenders and withdrawals in this prospectus.
                                                                              17
Account Value
The initial Account Value is the purchase payment on the valuation date, less any applicable premium taxes. During the Access Period, the Account Value will be increased/decreased by any investment gains/losses including interest credited on the fixed account, and will be reduced by regular income payments made and any withdrawals taken.
After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life and the Account Value is zero. Regular income payments will continue for as long as the Annuitant or the Secondary life, if applicable, is living, and will continue to be adjusted for investment performance of the subaccounts your annuity units are invested in (and the fixed account if applicable).
Transfers
You may transfer all or a portion of your investment from one subaccount to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received. Currently there is no charge for a transfer. However, we reserve the right to impose a charge in the future of up to $25 per transfer, for transfers after the first 12 within a contract year.
Transfers (among the variable subaccounts and as permitted between the variable and fixed accounts) are limited to twelve (12) per contract year unless otherwise authorized by us. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging, cross re-investment or portfolio rebalancing elected on forms available from us. See Additional services and the SAI for more information on these programs.
The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.
A transfer request may be made to our Servicing office using written, telephone, fax, or electronic instructions, if the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone requests will be recorded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date.
Please note that the telephone and/or electronic devices may not always be available. Any telephone or electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our Servicing office.
Requests for transfers will be processed on the valuation date that they are received when they are received at our Servicing office before the end of the valuation date (normally 4:00 p.m. New York time). If we receive a transfer request at or after 4:00p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date.
If your contract offers a fixed account, you also may transfer all or any part of the account value from the subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the subaccount if less than $2,000. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side of the contract.
You may also transfer part of the account value from a fixed account to the various subaccount(s) subject to the following restrictions:
 o the sum of the percentages of fixed value transferred is limited to 25% of the value of that fixed account in any twelve month period; and
 o the minimum amount which can be transferred is $300 or the amount in the fixed account.
Transfers from the fixed account to the variable account are not permitted after the Access Period ends. Transfers from the variable account to the fixed account after the Access Period may occur only on the Valuation date of a Periodic income payment.
Transfers may be delayed as permitted by the 1940 Act. See Delay of payments.
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Market timing
Frequent, large, or short-term transfers among subaccounts and the fixed account, such as those associated with "market timing" transactions, can adversely affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the subaccounts and the fixed account that may adversely affect other contractowners or fund shareholders.
Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by contractowners within given periods of time. We may vary our Market Timing Procedures from subaccount to subaccount, and they may also vary due to differences in operational systems and contract provisions.
We may increase our monitoring of contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same contractowner if that contractowner has been identified as a market timer. We will investigate the transfer patterns for each contractowner that fulfills the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.
Once a contractowner has been identified as a "market timer" under our Market Timing Procedures, we will notify the contractowner that future transfers
(among the subaccounts and/or the fixed account) will be temporarily or permanently permitted to be made only by original signature sent to us by U.S. mail, standard delivery. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction and any gains will be returned to the appropriate fund. We will impose this "original signature" restriction on that contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that contractowner's particular transfers.
Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of contractowners determined to be engaged in such transfer activity that may adversely affect other contractowners or fund shareholders involves judgments that are inherently subjective. Additionally, the terms of the contract may also limit our ability to aggressively restrict transfers therefore, we cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.
Our Market Timing Procedures are applied consistently to all contractowners without special arrangement, waiver, or exception. Because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.
In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.
To the extent permitted by applicable law, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. We will notify you in writing if we have restricted or refused any of your transfer requests. You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.
Additional services
These are the additional services available to you under your contract: dollar-cost averaging (DCA), cross-reinvestment service and portfolio rebalancing. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Servicing office. For further detailed information on these services, please see Additional services in the SAI.
Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain variable subaccounts into the variable subaccounts on a monthly basis. Currently, there is no charge for this service. However, we reserve the right to impose one. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.
The cross-reinvestment service allows you to automatically transfer the account value in a designated variable subaccount that exceeds a baseline amount to another specific variable subaccount at specific intervals.
                                                                              19
Portfolio rebalancing is an option that restores to a pre-determined level the percentage of account value allocated to each variable account subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually.
Only one of the three additional services (DCA, cross reinvestment and portfolio rebalancing) may be used at one time. For example, you cannot have
DCA and cross reinvestment running simultaneously.
Death benefit
Death during the Access Period - Upon the death of the Owner, a death benefit will be paid to the beneficiary. You may designate a beneficiary and change the beneficiary by filing a written request with our Servicing office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.
Upon notification to Lincoln Life of the death of the Annuitant or, if applicable, the Secondary life, Regular income payments may be suspended until the death claim is approved as described in the contract. Upon approval, an Owner (or the recipient of the rights of ownership if any Owner is deceased)
may elect to continue the contract and receive Regular income payments or elect to terminate the contract and receive full payment of the death benefit. The value of the death benefit is equal to the current account value as of the Valuation date we approve the payment of the death claim.
If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.
If an election is made to continue Regular income payments, a lump-sum payment for the value of any suspended payments, as of the date the death claim is approved, will be made and Regular income payments will then continue for the remainder of the Access Period. Then, if there is a surviving Annuitant or, if applicable, Secondary life, payments will continue for the Lifetime income period. If there is not a surviving Annuitant or Secondary life, an Access period will be calculated over which Regular income payments will continue to be paid.
In any event, if full payment of the death benefit is not made upon the death of the Annuitant or Secondary life, Regular income payments will continue to be paid at least as rapidly as they were being distributed prior to such death. Death during the Lifetime income period - Upon the death of the Annuitant, or Secondary life (if designated), payments will continue after the first death until the death of the other party. When both the Annuitant and Secondary life are no longer surviving, Regular income payments will cease and the contract will terminate.
Approval of the death claim will occur upon our receipt of all the following:
1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death; and
2. written authorization for payment; and
3. all required claim forms, fully completed (including selection of a settlement option).
Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with
Code Section 72(s) as amended from time to time. Death benefits may be taxable. See Federal tax matters.
Guaranteed Income Benefit
The Guaranteed Income Benefit must be elected at the time the contract is purchased. Check with your investment representative regarding the availability of this benefit.
If the Guaranteed Income Benefit is in effect, your regular income payments will never be less than a guaranteed minimum amount, regardless of the actual investment performance of your contract. The Guaranteed Income Benefit is initially equal to 75% of the initial regular income payment.
The Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments) in the same proportion that the withdrawals reduce the Account Value. Additional withdrawals from Account Value will also reduce your death benefit. You may want to discuss the impact of additional withdrawals with your financial adviser.
A payment equal to the Guaranteed Income Benefit is the minimum payment you will receive. If your regular income payment would otherwise be less than the Guaranteed Income Benefit because of poor net investment results, the Account Value will be reduced by the additional amount needed so that you receive at least the Guaranteed Income Benefit. If your Account Value reaches zero, your Access Period will end. Reducing the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce the value of your death benefit. After the Access Period ends, we will continue to pay the Guaranteed Income Benefit for as long as the Annuitant or the Secondary life, if applicable, is living. Depending on market performance, it is possible that the Guaranteed Income Benefit will never come into effect.
If you select this Guaranteed Income Benefit, certain restrictions apply to your contract:
 o A 3% assumed interest rate (AIR) will be used to calculate the regular income payments.
20
 o You must choose an Access Period of at least 15 years.
There is no guarantee that this Guaranteed Income Benefit option will be available to elect in the future, as we reserve the right to discontinue this option for new elections at any time. We also reserve the right to change the assumed interest rate at any time.
The Guaranteed Income Benefit option may be terminated by the contractowner upon notice to us. Termination will be effective upon the next annual anniversary of the valuation date on which the first regular income payment was calculated, and your annual charge will be reduced to 1.00% of the net asset value of the Account Value in the VAA. The Guaranteed Income Benefit option also terminates upon the death of the Annuitant (last death of the Annuitant or Secondary life).
Ownership
The owner on the date of issue will be the person or entity designated in the contract specifications.
As contractowner, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Non-qualified contracts may not be collaterally assigned. An assignment affects the death benefit calculated under the contract. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.
Annuitant
The Annuitant or Secondary life may not be changed.
Surrenders and withdrawals
You may request a withdrawal at any time during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent Regular income payments and Guaranteed income benefit payments, if applicable, will be reduced proportionately. At any time during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made.
The amount available upon surrender/withdrawal is the account value less any applicable charges, fees, and taxes at the end of the valuation period during which the written request for surrender/withdrawal is received at the Servicing office. If we receive a surrender or withdrawal request at or after 4:00 p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total account value. Surrenders and withdrawals from the fixed account may be subject to the interest adjustment. See Fixed side of the contract. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing office. The payment may be postponed as permitted by the 1940 Act.
The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal tax matters - Taxation of withdrawals and surrenders. Small contract surrenders
We may surrender your contract, in accordance with the laws of your state if your account value drops below certain state specified minimum amounts ($2,000 or less) due to a withdrawal.
Delay of payments
Contract proceeds from the VAA will be paid within seven days, except:
 o when the NYSE is closed (other than weekends and holidays);
 o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
 o when the SEC so orders to protect contractowners.
Payment of contract proceeds from the fixed account may be delayed for up to six months.
Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a purchase payment. We also may be required to provide additional information about a contractowner's account to government regulators. We may also be required to block a contractowner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator.
Transfers may be delayed as permitted by the 1940 Act.
                                                                              21
Amendment of contract
We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required). Distribution of the contracts
Lincoln Financial Advisors Corporation ("LFA"), an affiliate of ours, serves as principal underwriter for the contracts. LFA is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, and is a member of
NASD, Inc. We enter into selling agreements with and pay commissions to other broker-dealers ("Selling Firms") for the sale of the contracts.
The AllianceBernstein, American Century, American Funds, Delaware, Fidelity, Franklin Templeton, Janus, Lincoln, M Funds, MFS, Neuberger and Scudder Funds offered as part of this contract make payments to us under their distribution plans in consideration of services provided and expenses incurred by us in distributing Fund shares. The payment rates range from 0% to 0.25% based on the amount of assets invested in those Funds. All investment advisers and other service providers for the Funds offered as part of this contract may, from time to time, make payments for services to us.
Compensation Paid to Unaffiliated Selling Firms. The maximum commission we pay to Selling Firms is 0.50% of purchase payments, plus up to 0.125% quarterly based on account value. M Holdings Security is a broker-dealer and performs certain marketing and other functions in support of the distribution and servicing of the contracts.
We may pay certain Selling Firms additional amounts for: (1) "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the contracts; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other sales expenses incurred by them. We may make bonus payments to certain Selling Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards. These additional payments are not offered to all Selling Firms, and the terms of any particular agreement governing the payments may vary among Selling Firms.
A portion of these payments may be passed on by the Selling Firms to their sales representatives in accordance with their internal compensation programs. These programs may also include other types of cash and non-cash compensation and other benefits.
Commissions and other incentives or payments described above are not charged directly to contract owners or the VAA. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contracts. Contractowner questions
The obligations to purchasers under the contracts are those of Lincoln New
York. This prospectus provides a general description of the contract. Questions about your contract should be directed to us at 1-888-868-2583.
Fixed side of the contract
Purchase payments allocated to the fixed side of the contract become part of our general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the New York Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.
In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.
We guarantee an effective interest rate of not less than 1.50% per year on amounts held in a fixed account. Any amount surrendered, withdrawn or transferred out of a fixed account prior to the expiration of the guaranteed period is subject to the interest adjustment (see Interest adjustment below and Charges and other deductions). The interest adjustment will NOT reduce the amount available for a surrender, withdrawal or transfer below the value it would have had if 1.50% (or the guaranteed minimum interest rate for your contract) interest had been credited to the fixed subaccount.
ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST RATE WILL BE DECLARED.
Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time.
22
Guaranteed periods
The portion of the fixed account which accepts allocations for a guaranteed period at a guaranteed interest rate is called a fixed subaccount. There is a fixed subaccount for each particular guaranteed period.
The owner may allocate purchase payments to one or more fixed subaccounts with guaranteed periods of 1 to 10 years. We may add guaranteed periods or discontinue accepting purchase payments into one or more guaranteed periods at any time. The minimum amount of any purchase payment that can be allocated to a fixed subaccount is $2,000. Each purchase payment allocated to a fixed subaccount will start its own guaranteed period and will earn a guaranteed interest rate. The duration of the guaranteed period affects the guaranteed interest rate of the fixed subaccount. A fixed subaccount guarantee period ends on the date after the number of calendar years in the fixed subaccount's guaranteed period. Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the fixed subaccount guaranteed period. Amounts surrendered, transferred or withdrawn from a fixed subaccount prior to the end of the guaranteed period will be subject to the interest adjustment. Each guaranteed period purchase payment will be treated separately for purposes of determining any applicable interest adjustment. Any amount withdrawn from a fixed subaccount may be subject to any applicable premium taxes.
We will notify the contractowner in writing at least 30 days prior to the expiration date for any guaranteed period amount. A new fixed subaccount guaranteed period of the same duration as the previous fixed subaccount guaranteed period will begin automatically at the end of the previous guaranteed period, unless we receive, prior to the end of a guaranteed period, a written election by the contractowner. The written election may request the transfer of the guaranteed period amount to a different fixed subaccount or to a variable subaccount from among those being offered by us. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not subject to the limitation of twelve transfers per contract year or the additional fixed account transfer restrictions.
Interest adjustment
Any surrender, withdrawal or transfer of a fixed subaccount guaranteed period amount before the end of the guaranteed period will be subject to the interest adjustment. A surrender, withdrawal or transfer effective upon the expiration date of the guaranteed period will not be subject to the interest adjustment. The interest adjustment will be applied to the amount being surrendered, withdrawn or transferred. The interest adjustment will be applied after the deduction of any applicable transfer charges. In general, the interest adjustment reflects the relationship between the yield rate in effect at the time a purchase payment is allocated to a fixed subaccount's guaranteed period under the contract and the yield rate in effect at the time of the purchase payment's surrender, withdrawal or transfer. It also reflects the time remaining in the fixed subaccount's guaranteed period. If the yield rate at the time of the surrender, withdrawal or transfer is lower than the yield rate at the time the purchase payment was allocated, then the application of the interest adjustment will generally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the purchase payment, then the application of the interest adjustment will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The yield rate is published by the Federal Reserve Board.
The interest adjustment is calculated by multiplying the transaction amount by:

   (1+A)n       -1
----------
  (1+B )n

     where:
   A = yield rate for a U.S. Treasury security with time to maturity equal to the subaccount's guaranteed period, determined at the beginning of the guaranteed period.
   B = yield rate for a U.S. Treasury security with time to maturity equal to the time remaining in the subaccount's guaranteed period if greater than one year, determined at the time of surrender, withdrawal or transfer. For remaining periods of one year or less, the yield rate for a one year U.S. Treasury security is used.
     n = The number of years remaining in the guaranteed period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)
     Straight-Line interpolation is used for periods to maturity not quoted.
See the SAI for examples of the application of the interest adjustment.
Federal tax matters
Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract.
                                                                              23
This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.
Nonqualified annuities
This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the tax code. We may not offer nonqualified annuities for all of our annuity products.
Tax deferral on earnings
The Federal income tax law generally does not tax any increase in your contract value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
 o An individual must own the contract (or the tax law must treat the contract as owned by an individual).
 o The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.
 o Your right to choose particular investments for a contract must be limited.
 o The annuity commencement date must not occur near the end of the annuitant's life expectancy.
Contracts not owned by an individual
If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings are contracts issued to a corporation or a trust. Some exceptions to the rule are:
 o immediate annuity contracts, purchases with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than anuallly, during the annuity payout period;
 o contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual;
 o contracts acquired by an estate of a decedent;
 o certain qualified contracts;
 o contracts purchased by employers upon the termination of certain qualified plans; and
 o certain contracts used in connection with structured settlement agreements. Investments in the VAA must be diversified
For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."
Restrictions
Federal income tax law limits your right to choose particular investments for the contract. Because the I.R.S. has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits and gains, if applicable, from those assets. We do not know what limits may be set by the I.R.S. in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA. Loss of interest deduction
After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses.
Age at which annuity payouts begin
Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxed on the excess of the contract value over the purchase payments of the contract.
24
Tax treatment of payments
We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.
Taxation of withdrawals and surrenders
You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your purchase payments. In certain circumstances, your purchase payments are reduced by amounts received from your contract that were not included in income.
Taxation of annuity payouts
The tax code imposes tax on a portion of each annuity payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. If required by law, we will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end because of the annuitant's death and before the total amount in the contract have been distributed, the amount not received will generally be deductible.
Taxation of death benefits
We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the Periodic income commencement date.
Death prior to the Periodic income commencement date:
 o If the beneficiary receives death benefits as Regular income payments, they are taxed in the same manner as annuity payouts.
 o If the beneficiary does not receive death benefits as Regular income payments, they are taxed in the same manner as a withdrawal.
Death after the Periodic income commencement date:
 o If death benefits are received in accordance with the existing Regular income payment option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All Regular income payments in excess of the purchase payments not previously received are includible in income.
 o If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.
Penalty taxes payable on withdrawals, surrenders, or annuity payouts
The tax code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or annuity payouts that:
 o you receive from an immediate annuity,
 o you receive on or after you reach 591/2,
 o you receive because you became disabled (as defined in the tax law),
 o a beneficiary receives on or after your death, or
 o you receive as a series of substantially equal periodic payments based on your life (or life expectancy).
Special rules if you own more than one annuity contract
In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an annuity payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described previously.
Loans and assignments
Except for certain qualified contracts, the tax code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your contract value, as a withdrawal of such amount or portion.
                                                                              25
Gifting a contract
If you transfer ownership of your contract to a person other than your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's purchase payments in the contract would then be increased to reflect the amount included in income.
Qualified retirement plans
This contract is not for use in connection with retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts."
Types of qualified contracts and terms of contracts
Qualified plans include the following:
 o Individual Retirement Accounts and Annuities ("Traditional IRAs")
 o Roth IRAs
 o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
 o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
 o 403(b) plans (public school system and tax-exempt organization annuity plans)
 o 401(a) plans (qualified corporate employee pension and profit-sharing plans)
 o 403(a) plans (qualified annuity plans)
 o H.R. 10 or Keogh Plans (self-employed individual plans)
 o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
Federal income tax withholding
We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or annuity payout is requested, we will give you an explanation of the withholding requirements.
Our tax status
Under existing Federal income tax laws, we do not pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any Federal income tax liability on the income and gains earned by the VAA. Therefore, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.
Changes in the law
The above discussion is based on the tax code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively. Additional information
Voting rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.
The number of votes which you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.
Fund shares of a class held in a subaccount for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that subaccount. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.
Whenever a shareholders meeting is called, each person having a voting interest in a subaccount will receive proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln New York may vote fund shares. See Investments of the variable annuity account - Fund shares.
26
Return privilege
Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the Servicing office at PO Box 7866, 1300 S. Clinton Street, Fort Wayne, IN 46802-7866. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the contract value as of the valuation date on which we receive the cancellation request, plus any premium taxes which had been deducted. No applicable interest adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the contract value during the free-look period.
State regulation
As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance. Our books and accounts are subject to review and examination by the New York Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.
Records and reports
As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Holdings, Inc. and Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Servicing office, at least semiannually after the first contract year, reports containing information required by that Act or any other applicable law or regulation.
Other information
A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, Lincoln New York and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.
You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnRetirement.com, select service centers and continue on through the Internet Service Center.
Legal proceedings
Lincoln New York is involved in various pending or threatened legal proceedings arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.
After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of Lincoln New York, the VAA or the Principal Underwriter.
                                                                              27
Statement of Additional Information
Table of Contents for Lincoln New York Variable Annuity Account N

Item                                                  Page
Special terms                                        B-2
Services                                             B-2
Principal underwriter                                B-2
Purchase of securities being offered                 B-2
Interest Adjustment Example                          B-2
Regular Income Payments during the Access
Period                                               B-4
Regular Income Payments during the Lifetime
Income Period                                        B-4
Determination of accumulation and annuity unit
value                                                B-5
Advertising and sales literature                     B-5
Additional services                                  B-7
Other information                                    B-8
Financial statements                                 B-8

For a free copy of the SAI complete the form below:
                Statement of Additional Information Request Card
                  Lincoln ChoicePlus Momentum IncomeSM Option
                  Lincoln New York Variable Annuity Account N
Please send me a free copy of the current Statement of Additional Information for Lincoln New York Variable Annuity Account N (Lincoln ChoicePlus Momentum IncomeSM Option).
                                 (Please Print)
Name: -------------------------------------------------------------------------
Address: ----------------------------------------------------------------------
City ---------------------------------------------------  State ---------
Zip ---------
Mail to Lincoln Life & Annuity Company of New York, PO Box 7866, Fort Wayne, Indiana 46801.
28

Lincoln ChoicePlus Momentum IncomeSM Option
Lincoln Life & Annuity Variable
Annuity Account N   (Registrant)
Lincoln Life & Annuity Company of New York   (Depositor)
Statement of Additional Information (SAI)
This SAI should be read in conjunction with the Lincoln ChoicePlus Momentum IncomeSM Option prospectus of Lincoln Life & Annuity Variable Annuity Account N dated ___________, 2004. You may obtain a copy of the Lincoln ChoicePlus Momentum IncomeSM Option prospectus on request and without charge. Please write Lincoln Life & Annuity Company of New York, PO Box 7866, Fort Wayne, IN 46802-7866, or call 1-888-868-2583.
Table of Contents

Item                                                  Page
Special terms                                        B-2
Services                                             B-2
Principal underwriter                                B-2
Purchase of securities being offered                 B-2
Interest Adjustment Example                          B-2
Regular Income Payments during the Access
Period                                               B-4
Regular Income Payments during the Lifetime
Income Period                                        B-4

Item                                                  Page
Determination of accumulation and annuity unit
value                                                B-5
Advertising and sales literature                     B-5
Additional services                                  B-7
Other information                                    B-8
Financial statements                                 B-8

This SAI is not a prospectus.
The date of this SAI is ___________, 2004.
Special terms
The special terms used in this SAI are the ones defined in the prospectus. Services
Independent auditors
The financial statements of the VAA and the financial statements of Lincoln New York appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing elsewhere in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.
Keeper of records
All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to Lincoln New York. We have entered into an agreement with the Delaware
Management Holdings, Inc. and Delaware Service Company, Inc., One Commerce Square, 2005 Market Street, Philadelphia, PA 19103, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service.
Principal underwriter
Lincoln Financial Advisors Corporation ("LFA"), an affiliate of ours, serves as principal underwriter for the contracts, as described in the prospectus. LFA is a member of the Securities Investor Protection Corporation. We offer the contracts to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering. We enter into selling agreements with other broker-dealers ("Selling Firms") for the sale of the contracts. Sales representatives of Selling Firms are appointed as our insurance agents. LFA paid $3,801,133, $3,315,352, and $3,485,310 to
Lincoln Sales Representatives and Selling Firms in 2001, 2002, and 2003, respectively, as sales compensation with respect to the contracts. We retained no underwriting commissions for the sale of the contracts.
Purchase of securities being offered
The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling our products; through independent insurance brokers; and through certain securities brokers/dealers selected by us whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section Charges and other deductions, any applicable account fee and/or surrender charge may be reduced or waived.
Both before and after the annuity commencement date, there are exchange privileges between subaccounts, and from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.
Interest Adjustment Example
Note: This example is intended to show how the Interest Adjustment calculation impacts the surrender value of a representative contract. The surrender charges, annual account fee, adjustment factor, and guaranteed minimum interest rate values shown here are generally different from those that apply to specific contracts, particularly those contracts that deduct an initial sales load or pay a bonus on deposits. Calculations of the interest adjustment in your contract, if applicable, will be based on the factors applicable to your contract. The interest adjustment may be referred to as a market value adjustment in your contract.
                                                                             B-2
                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE
                             CASH SURRENDER VALUES

         Single Premium .................      $50,000
         Premium taxes ..................      None
         Withdrawals ....................      None
         Guaranteed Period ..............      5 years
         Guaranteed Interest Rate .......      3.50%
         Annuity Date ...................      Age 70
         Index Rate A ...................      3.50%
         Index Rate B ...................      4.00% End of contract year 1
                                               3.50% End of contract year 2
                                               3.00% End of contract year 3
                                               2.00% End of contract year 4
                                               0.50% Percentage adjustment to B

  Formula                       (1 + Index A)n
                        ------------------------------
                                                            -1
                        (1 + Index B + % Adjustment)n

                          SURRENDER VALUE CALCULATION

                                                      (3)
                     (1)            (2)               Adjusted
                     Annuity        Index Rate        Annuity
Contract Year        Value          Factor            Value
---------------      ---------      ------------      ----------
  1 ...........      $51,710         0.962268         $49,759
  2 ...........      $53,480         0.985646         $52,712
  3 ...........      $55,312         1.000000         $55,312
  4 ...........      $57,208         1.009756         $57,766
  5 ...........      $59,170            N/A           $59,170
                     (4)            (5)               (6)              (7)
                     Minimum        Greater of        Surrender        Surrender
Contract Year        Value          (3) & (4)         Charge           Value
---------------      ---------      ------------      -----------      ----------
  1 ...........      $50,710        $50,710           $4,250           $46,460
  2 ...........      $51,431        $52,712           $4,250           $48,462
  3 ...........      $52,162        $55,312           $4,000           $51,312
  4 ...........      $52,905        $57,766           $3,500           $54,266
  5 ...........      $53,658        $59,170           $3,000           $56,170

                           ANNUITY VALUE CALCULATION

                          BOY*                                                  Annual                  EOY**
                          Annuity                 Guaranteed                    Account                 Annuity
Contract Year             Value                   Interest Rate                 Fee                     Value
--------------------      ---------               ---------------               ---------               ----------
  1 ................      $50,000        x            1.035            -        $40            =        $51,710
  2 ................      $51,710        x            1.035            -        $40            =        $53,480
  3 ................      $53,480        x            1.035            -        $40            =        $55,312
  4 ................      $55,312        x            1.035            -        $40            =        $57,208
  5 ................      $57,208        x            1.035            -        $40            =        $59,170

                          SURRENDER CHARGE CALCULATION

                          Surrender
                          Charge                                           Surrender
Contract Year             Factor                   Deposit                 Charge
--------------------      ----------               ---------               ----------
  1 ................           8.5%       x        $50,000        =        $4,250
  2 ................           8.5%       x        $50,000        =        $4,250
  3 ................           8.0%       x        $50,000        =        $4,000
  4 ................           7.0%       x        $50,000        =        $3,500
  5 ................           6.0%       x        $50,000        =        $3,000

B-3
                             INDEX RATE FACTOR CALCULATION

Contract Year            Index A         Index B         Adj Index B         N           Result
------------------       ---------       ---------       -------------       -----       ---------
  1 ..............        3.50%           4.00%             4.50%             4          0.962268
  2 ..............        3.50%           3.50%             4.00%             3          0.985646
  3 ..............        3.50%           3.00%             3.50%             2          1.000000
  4 ..............        3.50%           2.00%             2.50%             1          1.009756
  5 ..............        3.50%            N/A               N/A             N/A            N/A

                           MINIMUM VALUE CALCULATION

                                                   Minimum                       Annual
                                                   Guaranteed                    Account                 Minimum
Contract Year                                      Interest Rate                 Fee                     Value
--------------------                               ---------------               ---------               ----------
  1 ................      $50,000         x            1.015            -        $40            =        $50,710
  2 ................      $50,710         x            1.015            -        $40            =        $51,431
  3 ................      $51,431         x            1.015            -        $40            =        $52,162
  4 ................      $52,162         x            1.015            -        $40            =        $52,905
  5 ................      $52,905         x            1.015            -        $40            =        $53,658

                               * BOY = beginning of year
                                          ** EOY = end of year
Regular Income Payments during the Access Period
During the Access Period regular income payments will be determined on the basis of:
 o the dollar value of the account on the valuation date not more than fourteen days prior to the Periodic income commencement date, less any applicable premium taxes, and each regular income payment date thereafter (or each subsequent anniversary of the initial regular income date if levelized payments are selected);
 o the annuity factor selected; and
 o the investment results of the fixed and/or variable subaccounts selected.
The initial regular income payment is determined by dividing the account value as of the valuation date no more than fourteen days prior to the initial regular income payment date, less any premium taxes, by 1,000 and multiplying this result by the annuity factor. Subsequent regular income payments are determined by dividing the Account Value as of the valuation date not more than fourteen days prior to the regular income payment due date (or each subsequent anniversary of the initial regular income date if levelized payments are selected) by 1,000 and multiplying this result by the annuity factor adjusted for the remaining annuity period.
The annuity factors are based on an assumed investment return of either 3%, 4% or 5% per annum, the length of the Access Period, the length of time any regular income payments are guaranteed after the Access Period, the frequency of the regular income payments, and the age(s) and sex of the annuitant(s) as of the date the initial regular income payment is calculated, and when applicable, the 1983 Table "a" Individual Annuity Mortality Table, modified.
The assumed interest rate is the measuring point for subsequent regular income payments. If the actual net investment rate (annualized) for the contract, whether based upon a fixed and/or variable subaccount, exceeds the assumed rate, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment rate for the contract is less than the assumed rate, the regular income payment will decrease. If a higher assumed rate of interest is selected, regular income payments will start at a higher level but will decrease more rapidly or increase more slowly. We may use sex-distinct annuity factors for contracts that are not associated with employer sponsored plans and where not prohibited by law.
Regular Income Payments during the Lifetime Income Period
At the end of the Access Period, the periodic regular income payment will purchase annuity units at the then current annuity unit value. The number of annuity units to be credited is determined by dividing the amount of the regular income payment by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent regular income payment is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date ending 14 days prior to the date that the regular income payment is due.
                                                                             B-4
The value of each subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:
 o The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and
 o A factor to neutralize the assumed investment return in the annuity table. The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of regular income payments and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.
Proof of age, sex and survival
We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.
Determination of accumulation and annuity unit value
A description of the days on which accumulation and annuity units will be valued is given in the prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that it will be closed on weekends and on these holidays: New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday. It may also be closed on other days.
Since the portfolios of some of the fund and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United States, those securities may be traded (and the net asset value of those fund and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series. Advertising and sales literature
As set forth in the prospectus, we may refer to the following indexes and organizations (and others) in our marketing materials:
A.M. Best's Rating System - is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company. A.M. Best also provides certain rankings, to which we intend to refer.
Dow Jones Industrial Average (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials but currently including American Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.
EAFE Index - is prepared by Morgan Stanley Capital International (MSCI). It measures performance of equity securities in Europe, Australasia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international diversification representing over 1,000 companies across 20 different countries.
FITCH - provides ratings on over 800 insurance entities in close to 30 countries. The Insurance Group maintains three significant analytical staffing centers in Chicago, London and New York, and also coordinates local analytical resources in other parts of the world on behalf of Fitch's global office network.
Lehman Brothers Aggregate Bond Index - Composed of securities from Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Indexes are rebalanced monthly by market capitalization.
Lehman Brothers Government/Corporate Bond Index - This is a measurement of the movement of approximately 4,200 corporate, publicly traded, fixed-rate, nonconvertible, domestic debt securities, as well as the domestic debt securities issued by the U.S. government or its agencies.
Lehman Brothers Government Intermediate Bond Index - Composed of all bonds covered by the Lehman Brothers Government Bond Index (all publicly issued, nonconvertible, domestic debt of the U.S. government or any agency thereof, quasi-federal corporations, or corporate debt guaranteed by the U.S.
government) with maturities between one and 9.99 years.
Lipper Variable Insurance Products Performance Analysis Service - is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.
B-5
Merrill Lynch High Yield Master Index - This is an index of high yield debt securities. High yield securities are those below the top four quality rating categories and are considered more risky than investment grade. Issues must be rated by Standard & Poor's or by Moody's Investors Service as less than investment grade (i.e., BBB or Baa) but not in default (i.e. DDD1 or less). Issues must be in the form of publicly placed nonconvertible, coupon-bearing U.S. domestic debt and must carry a term to maturity of at least one year. Moody's - insurance financial strength rating is an opinion of an insurance company's financial strength and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted. Morgan Stanley Emerging Markets Free Index - A market capitalization weighted index composed of companies representative of the market structure of 22 Emerging Market countries in Europe, Latin America, and the Pacific Basin. This index excludes closed markets and those shares in otherwise free markets, which are not purchasable by foreigners.
Morgan Stanley Pacific Basin (Ex-Japan) Index - An arithmetic, market value-weighted average of the performance of securities listed on the stock exchanges of the following Pacific Basin Countries: Australia, Hong Kong, Malaysia, New Zealand and Singapore.
Morgan Stanley World Capital International World Index - A market capitalization weighted index composed of companies representative of the market structure of 22 Developed Market countries in North America, Europe and the Asia/Pacific Region.
Morningstar - is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities.
Nareit Equity Reit Index - All of the data is based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market weighted.
NASDAQ-OTC Price Index - this index is based on the NASD Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of
100.00 on February 5, 1971.
Russell 1000 Index - Measures the performance of the 1,000 largest companies in the Russell 3000 Index, which represents approximately 90% of the total market capitalization of the Russell 3000 that measures 3,000 of the largest U.S. companies.
Russell 2000 Index - Measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 10% of the total market capitalization of the Russell 3000 that measures 3,000 of the largest U.S. companies.
Russell 3000 Index - Russell 3000 (Reg. TM) Index measures the performance of the 3,000 largest U.S. companies based on total stock value and represents 98% of the U.S. equity market. As of June 2003, the average firm's stock value in the index was $5.1 billion; the median was $791.1 million. The range of stock value was from $520 billion to $178 million.
Salomon Brothers 90 Day Treasury-Bill Index - Equal dollar amounts of three-month Treasury bills are purchased at the beginning of each of three consecutive months. As each bill matures, all proceeds are rolled over or reinvested in a new three-month bill.
Salomon Brothers World Government Bond (Non US) Index - A market capitalization weighted index consisting of government bond markets of the following 13 countries: Australia, Austria, Belgium, Canada, Denmark, France, Germany,
Italy, Japan, The Netherlands, Spain, Sweden, and The United Kingdom.
Standard & Poor's insurance claims - paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.
Standard and Poor's Index (S&P 400) - Consists of 400 domestic stocks chosen for market size, liquidity, and industry representations.
Standard & Poor's 500 Index - A broad-based measurement of U.S. stock-market performance based on the weighted average performance of 500 common stocks of leading company's and leading industries; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.
Standard and Poor's Utilities Index - The utility index is one of several industry groups within the broader S&P 500. Utility stocks include electric, natural gas, and telephone companies included in the S&P 500.
VARDS (Variable Annuity Research and Data Service) - provides a comprehensive guide to variable annuity contract features and historical fund performance.
The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.
In our advertisements and other sales literature for the VAA and the funds, we intend to illustrate the advantages of the contracts in a number of ways:
                                                                             B-6
Compound Interest Illustrations - These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax savings through tax deferral; the potential advantage of the variable annuity account over the fixed account; and the compounding effect when a client makes regular deposits to his or her contract.
Internet - An electronic communications network which may be used to provide information regarding Lincoln New York, performance of the subaccounts and advertisement literature.
Additional services
Dollar Cost Averaging (DCA) - You may systematically transfer, on a monthly basis, amounts from certain subaccounts, or the fixed side (if available) of the contract into the subaccounts. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $2,000 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
 o the annuity commencement date;
 o the value of the amount being DCA'd is depleted; or
 o you cancel the program by written request or by telephone if we have your telephone authorization on file.
A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or interest adjustment which may apply to transfers. Upon receipt of an additional purchase payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended.
The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional purchase payments will be credited with interest at the standard DCA rate at the time. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.
Cross Reinvestment Program/Earnings Sweep Program - Under this option, account value in a designated variable subaccount of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) of the contract at specific intervals. You may elect to participate in the cross reinvestment program at the time of application or at any time before the annuity commencement date by sending a written request to us or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross reinvestment will continue until we receive authorization to terminate the program.
The minimum holding account value required to establish cross-reinvestment is $10,000. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made. We reserve the right to discontinue this service at any time.
Portfolio Rebalancing - Portfolio rebalancing is an option, which, if elected by the contractowner, restores to a pre-determined level the percentage of the contract value, allocated to each variable subaccount. This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to us. If portfolio rebalancing is elected, all purchase payments allocated to the variable subaccounts must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. Once the portfolio rebalancing option is activated, any variable subaccount transfers executed outside of the portfolio rebalancing program will terminate the portfolio rebalancing program. Any subsequent purchase payment or withdrawal that modifies the account balance within each variable subaccount may also cause termination of the portfolio rebalancing program. Any such termination will be confirmed to the contractowner. The contractowner may terminate the portfolio rebalancing program or re-enroll at any time by sending a written request to us. If telephone authorization has been elected, the contractowner may make these elections by phone. The portfolio rebalancing program is not available following the annuity commencement date.
Lincoln Financial Group. Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Financial Group has consolidated assets of $107 billion and had consolidated revenues of $5.3 billion in 2003. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.
Lincoln New York's customers. Sales literature for the VAA and the funds may refer to the number of employers and the number of individual annuity clients which Lincoln New York serves. As of the date of this SAI, Lincoln New York was serving over 200 employers and more than 40,000 individuals.
B-7
Lincoln New York's assets, size. Lincoln New York may discuss its general financial condition (see, for example, the reference to A.M. Best Company above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at year-end 2003 Lincoln New York had total assets of approximately $3.3 billion.
Other information
Due to differences in redemption rates, tax treatment or other considerations, the interests of contractowners under the variable life accounts could conflict with those of contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each fund for more information about mixed funding.
Financial statements
Financial statements of the VAA and of Lincoln New York appear on the following pages.
                                                                             B-8

               Lincoln New York Account N for Variable Annuities
                       REGISTRATION STATEMENT ON FORM N-4
                           PART C - OTHER INFORMATION
Item 24. Financial Statements and Exhibits
(a) List of Financial Statements
     1. Part A
     The Table of Condensed Financial Information is included in Part A of this Registration Statement. (Not Applicable)
     2. Part B
     The following financial statements for the Registrant are included in Part B of this Registration Statement: (To Be Filed By Amendment)
     Statement of Assets and Liabilities - December 31, 2003
     Statement of Operations - Year ended December 31, 2003
     Statements of Changes in Net Assets - Years ended December 31, 2003 and
     2002
     Notes to Financial Statements - December 31, 2003
     Report of Ernst & Young LLP, Independent Auditors
     3. Part B
     The following consolidated financial statements for the Depositor are included in Part B of this Registration Statement: (To Be Filed By Amendment)
     Consolidated Balance Sheets - December 31, 2003 and 2002
     Consolidated Statements of Income - Years ended December 31, 2003, 2002, and 2001
     Consolidated Statements of Shareholder's Equity - Years ended December 31, 2003, 2002, and 2001
     Consolidated Statements of Cash Flows - Years ended December 31, 2003, 2002, and 2001
     Notes to Consolidated Financial Statements - December 31, 2003
     Report of Ernst & Young LLP, Independent Auditors
(b) List of Exhibits
   (1)(a) Resolution of Board of Directors and Memorandum authorizing establishment of the Variable Account are incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on December 30, 1999.
     (b) Amendment to that Certain Memorandum incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on December 30, 1999.
     (c) Amendment No. 2 to that Certain Memorandum incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-37982 filed on September 8, 2000.
     (2) Not Applicable.
   (3)(a) Amended and Restated Principal Underwriting Agreement between
        Lincoln Financial Advisors and Lincoln Life & Annuity Company of New York incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on December 30, 1999.
       (i) Amendment to Amended and Restated Principal Underwriting Agreement incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-83718) filed on May 24, 2002.
     (b) Wholesaling Agreement between Lincoln Life & Annuity Company of New York, Lincoln Financial Advisors, and Delaware Distributors, L.P. incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-93875) filed on April 18, 2001.
       (i) Amendment to Wholesaling Agreement incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-93875) filed on April 18, 2001.
     (c) Selling Group Agreement for ChoicePlus Assurance incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-83718) filed on April 21, 2004.
     4(a) Form of Variable Annuity Contract (AN501 9/04)
     (b) Form of Contract Specifications Page (AN501 CS 9/04)
     (5) Form of Application
   (6) Articles of Incorporation and By-laws of Lincoln Life & Annuity Company of New York incorporated herein by reference to Registration on Form N-4 (File No. 333-10863) filed on August 27, 1996.
     (7) Not Applicable.
   (8)(a)Administrative Services Agreement between Lincoln Life & Annuity Company of New York and The Lincoln National Life Insurance Company dtd 1/1/98 incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-38007) filed on October 12, 1999.
     (i) Amendment to Service Agreement incorporated herein by reference to Post-Effective Amendment No. 10 (File No. 333-40937) filed April 9, 2002.
     (b) Fund Participation Agreements and Amendments:(To Be Filed By
 Amendment)
       (i) AllianceBernstein Variable Products Series Fund
       (ii) American Century Variable Products
       (iii) American Funds Insurance Series
       (iv) Delaware VIP Trust
       (v) Fidelity Variable Insurance Products
       (vi) Franklin Templeton Variable Insurance Products Trust.
       (vii) Janus Aspen Series
       (viii) Lincoln Variable Insurance Products Trust
       (ix) M Fund, Inc. Fund
       (x) MFS Variable Insurance Trust
       (xi) Neuberger Berman Advisers Management Trust.
       (xii) Scudder Investment Trust
   (9) Opinion and Consent of Mary Jo Ardington, Senior Counsel of The Lincoln National Life Insurance Company as to the legality of securities being issued. (To Be Filed By Amendment)
     (10) Consent of Independent Registered Public Accounting Firm. (To Be Filed By Amendment)
     (11) Not Applicable.
     (12) Not Applicable.
     (13) Not Applicable.
     (14) Not Applicable.
   (15) Organizational Chart of The Lincoln National Insurance Holding Company System incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-119165) filed on September 21, 2004.
   (16) Power of Attorney incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-83718) filed on April 21, 2004.
Item 25. Directors and Officers of the Depositor
   The following list contains the officers and directors of Lincoln Life & Annuity Company of New York who are engaged directly or indirectly in activities relating to Lincoln New York Account N for Variable Annuities as well as the contracts. The list also shows Lincoln Life & Annuity Company of New York's executive officers.
                                      B-2

Name                          Positions and Offices with Depositor
---------------------------   -----------------------------------------------
John H. Gotta****             President, Director and Assistant Secretary
Janet Chrzan**                2nd Vice President and Chief Financial Officer
Gary W. Parker****            2nd Vice President and Director
Robert O. Sheppard*           2nd Vice President and General Counsel
Christine S. Frederick***     Assistant Vice President
Eldon J. Summers *            Treasurer
C. Suzanne Womack**           Secretary
Rise' C.M. Taylor**           2nd Vice President and Assistant Treasurer

   Principal business address is 100 Madison Street, Suite 1860, Syracuse, NY 13202 *
   Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802 **
   Principal business address is Center Square West Tower, 1500 Market Street, Suite 2900, Philadelphia, PA 19102-2112 ***
   Principal business address is 350 Church Street, Hartford, CT 06103 ****
Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant
     See Exhibit 15: Organizational Chart of the Lincoln National Insurance Holding Company System.
Item 27. Number of Contractowners
As of July 31, 2004 there were 2,175 contract owners under Account N.
Item 28. Indemnification
     (a) Brief description of indemnification provisions.
     In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York provides that Lincoln New York will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln New York, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln New York. Certain additional conditions apply to indemnification in criminal proceedings.
     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln New York in connection with suits by, or in the right of, Lincoln New York.
     Please refer to Article VII of the By-Laws of Lincoln New York (Exhibit no. 6 hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.
     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 29. Principal Underwriter
   (a) Lincoln Financial Advisors Corporation currently serves as Principal Underwriter for: Lincoln Life & Annuity Variable Annuity Account H; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln New York Account N for Variable Annuities; LLANY Separate Account R for Flexible Premium Variable Life Insurance; LLANY Separate Account S for Flexible Premium Variable Life Insurance; and Lincoln Life & Annuity Flexible Premium Variable Life Account Y.
                                      B-3
     (b) Officers and Directors

NAME & TITLE              BUSINESS ADDRESS
-----------------------   ------------------------------------------------
Robert W. Dineen*         Chief Executive Officer, President and Director
Casey Trumble***
Susan J. Scanlon**        Vice President and Chief Compliance Officer
Frederick Crawford***     Vice President and Treasurer
Joyce L. Byrer****        Secretary
Lucy D. Gase****          Vice President, Ass't Secretary and Director

   Principal Business address is 2005 Market Street, 34th Floor, Philadelphia, PA 19103 *
   Principal Business address is 350 Church Street, Hartford, CT 06103 ** Principal Business address is 1500 Market Street, Suite 3900, Philadelphia,
PA 19102 ***
   Principal Business address is 1300 S. Clinton Street, Ft. Wayne, IN 46802
                                                                           ****
   (c) N/A
Item 30. Location of Accounts and Records
All accounts, books, and other documents, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company (Lincoln Life), 1300 South Clinton Street, Fort Wayne, Indiana 46802 pursuant to an administrative services agreement with Lincoln Life & Annuity Company of New York. Lincoln Life has entered into an agreement with Delaware Management Holdings, Inc., One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103 to provide accounting services for the VAA.
Item 31. Management Services
Not Applicable.
Item 32. Undertakings
(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.
(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.
(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln New York at the address or phone number listed in the Prospectus.
(d) Lincoln New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln New York.
                                   SIGNATURES
                                      B-4
a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Fort Wayne, and State of Indiana on this 5th day of October, 2004.

     Lincoln New York Account N for Variable Annuities (Registrant)
     Lincoln ChoicePlus Momentum Income Option
     By:   /s/Rise' C. M. Taylor
           ------------------------------------
           Rise' C.M. Taylor
           Second Vice President, Lincoln Life & Annuity Company of
           New York
                                       (Title)
     LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
     (Depositor)
     By:   /s/ Gary Parker---------------------------
           ------------------------------------
           Gary Parker
           (Signature-Officer of Depositor)
           Second Vice President, Lincoln Life & Annuity Company of
           New York
                                       (Title)

                                      B-5
(b) As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities indicated on October 5, 2004.

Signature
*
------------------------------------
John A. Gotta
*
------------------------------------
Janet Chrzan
*
------------------------------------
J. Patrick Barrett
*
------------------------------------
Robert D. Bond
*
------------------------------------
Jon A. Boscia
*
------------------------------------
Donna D. DeRosa
*
------------------------------------
Barbara S. Kowalczyk
*
------------------------------------
M. Leanne Lachman
*
------------------------------------
Louis G. Marcoccia
/s/ Gary W. Parker
------------------------------------
Gary W. Parker
*
------------------------------------
Ron J. Ponder
*
------------------------------------
Jill S. Ruckelshaus
*
------------------------------------
Todd R. Stephenson
*
------------------------------------
Richard C. Vaughan
*By:                                  /s/ Rise' C. M. Taylor
                                      --------------------------------
                                      Rise' C. M. Taylor
Signature                             Title
*                                     President and Director
------------------------------------
                                      (Principal Executive Officer)
John A. Gotta
*                                     Second Vice President and Chief Financial Officer (Principal
------------------------------------
                                      Financial Officer and Principal Accounting Officer)
Janet Chrzan
*                                     Director
------------------------------------
J. Patrick Barrett
*                                     Director
------------------------------------
Robert D. Bond
*                                     Director
------------------------------------
Jon A. Boscia
*                                     Director
------------------------------------
Donna D. DeRosa
*                                     Director
------------------------------------
Barbara S. Kowalczyk
*                                     Director
------------------------------------
M. Leanne Lachman
*                                     Director
------------------------------------
Louis G. Marcoccia
/s/ Gary W. Parker                    Director
------------------------------------
Gary W. Parker
*                                     Director
------------------------------------
Ron J. Ponder
*                                     Director
------------------------------------
Jill S. Ruckelshaus
*                                     Director
------------------------------------
Todd R. Stephenson
*                                     Director
------------------------------------
Richard C. Vaughan
*By:                                  Pursuant to a Power of Attorney

                                      B-6